UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 20, 2019

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On May 20, 2019, we issued an offering overview discussing our financial results for the quarter ended March 31, 2019. The text of the offering overview is set forth below.

Q1 2019*

MOGULREIT II

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE1	$13,736,590
	TOTAL ASSET VALUE2	$115,380,750
MogulREIT II is a public, non-traded REIT, focused on providing investors with the opportunity for capital appreciation by investing in value-add multifamily apartment buildings with both preferred and joint venture equity.	NUMBER OF INVESTMENTS	7
	TOTAL NUMBER OF MULTIFAMILY UNITS	1,259
	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	55 Months
KEY OBJECTIVES	ANNUALIZED DISTRIBUTION RATE3	4.5%

• To realize capital appreciation in the value of our investments over the long term	DISTRIBUTION FREQUENCY	Quarterly
• To pay attractive and stable cash distributions.	TAX REPORTING FORM	1099-DIV

PORTFOLIO STATISTICS 4

*All data as of March 31, 2019.

1 Aggregate value of all underlying investments in MogulREIT II, Inc. based on the current outstanding investment amount.

2 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent purchase price of each asset.

3 MogulREIT II has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to approximately 4.50% on an annualized basis based upon the $10.00 per share purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

4 Based on the current outstanding investment amount.

INVESTMENT ACTIVITY

Distributions

The board of directors authorized a distribution for the first quarter of 2019 on December 20, 2018. This distribution, in addition to all prior distributions, equates to approximately 4.50% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning January 1, 2019 and ending March 31, 2019.

The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period. While the board of directors is under no obligation to do so, the annualized distribution rate assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

INVESTMENT ACTIVITY

EXISTING PORTFOLIO

The Clover on Park Lane (formerly Serendipity Apartments)

Location: Dallas, TX

Total Investment: $4,000,000

Outstanding Principal (as of 03/31/19): $4,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type:  Joint Venture Equity

Date Added to REIT: 09/01/2017

Asset Management Update: In Q1 2019, revenue decreased 11% quarter over quarter, due to a one-time cable contract payment that occurred in Q4 2018 as well as an increase in loss to down units. Regarding the latter, 16 down units underwent foundation repairs, and the sponsor communicated that these units may be back online in late Q2 2019.

The last 10 leases for upgraded units at the property averaged a 10% premium over departing tenants.

Expenses decreased 4% quarter over quarter due to a reduction in marketing costs and administrative expenses, along with year-end tax adjustments that occurred in Q4 2018.

As of March 2019, the property Net Operating Income, or NOI, is exceeding proforma by 45%.  The property is currently 95.9% occupied compared to 92% budgeted.

Brooklyn Portfolio

Location: Brooklyn, NY

Total Investment: $3,000,000

Outstanding Principal (as of 03/31/19): $3,000,000

Purpose of Investment: Acquire nine properties, perform tenant buyouts and renovate and release the properties.

Investment Type:  Joint Venture Equity

Date Added to REIT: 11/30/2017

Asset Management Update: As of March 2019, portfolio occupancy was 98%.  During Q1 2019, six additional units were renovated and re-leased at an average rent of $2,343 per month, a 3.2% positive variance to proforma.  Quarter over quarter income increased by 2.2%.  Although expenses were 22% over budget due primarily to increased cleaning and maintenance fees as well as a higher than anticipated utilities expense as a result of a colder winter than past years, stricter controls led to a 4.9% decrease in expenses quarter over quarter.  Net Operating Income, or NOI, for the quarter reflected a 4% negative variance to budget but increased 6.1% quarter over quarter.

The properties continue to perform well despite the challenges in executing tenant buyouts as quickly as expected.  Due to the lack of affordable housing in and around Brooklyn, existing tenants have proven sticky.  The sponsor has executed 5 buyouts to date.

Villas del Sol I & II (formerly Plano Multifamily Portfolio)

Location: Plano, TX

Total Investment: $1,000,000

Outstanding Principal (as of 03/31/19): $1,000,000

Purpose of Investment: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type:  Joint Venture Equity

Date Added to REIT: 01/09/2018

Asset Management Update: For Q1 2019, the property continued its upward trend of growing gross operating income. Occupancy remained consistent ending the quarter at 95%. In-place rents increased by 30% and concessions decreased by 88%, which grew net rental income by 2.3% relative to the previous quarter. Ancillary income increased by 13%, and utility income increased by 14%. These increases were due to the continuation of utility billbacks for all new and renewing residents.

There were many expense areas that demonstrated increases, including marketing, turnover cost, payroll, and utilities; however, these increases were due to the high portfolio-level occupancy. For the payroll line item specifically, a new leasing agent joined the team to assist prospective residents and has outperformed expectations. Despite these expense increases, these line items still reflect a positive variance to budget. Total expenses appear over budget, but this is due to new tax reserve amounts being accrued for this year.

With respect to the portfolio’s capital projects, the properties completed leasing office renovations with FF&E installation, gazebos, BBQ grills and a soccer court in Q4 2018. To date, 34 units have been upgraded with new flooring, appliances, backsplash and lighting packages as part of the interior renovation business plan.

Villas de Toscana, (formerly Tuscany at West Over Hills)

Location: San Antonio, TX

Total Investment: $1,000,000

Outstanding Principal (as of 03/31/19): $1,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type:  Joint Venture Equity

Date Added to REIT: 01/31/2018

Asset Management Update: Villas de Toscana continued to capitalize on the marketing and leasing efforts set forth in Q4 2018. As a result, Q1 2019 saw a 17% improvement in physical occupancy to end the quarter at 97%. This marks the highest occupancy that the property has experienced since inception.

Accompanying the increase in occupancy, in place rents saw an increase of 17%. Ancillary income increased by 28% with most of the increase resulting from utility bill backs.

The property implemented stricter collection procedures which resulted in delinquent rents decreasing by 35% compared to the previous quarter. Occupancy gains, utility income, and delinquent account procedures resulted in gross operating income increasing by 16%.

Due to the property being shorthanded at the end of 2018, a new assistant manager was brought on to assist with rent collections and leasing. This resulted in payroll increasing 22% from the previous quarter; however, with a full staff other expenses were closely managed. General & administrative, turnover cost, and repairs and maintenance all decreased by more than 20%. Overall, total expenses were able to decrease by 20%.

The property has completed all exterior capex work which included roof repairs, exterior painting, backyards, landscaping, pool improvements, energy retrofits, signage and office renovations.

Villas De Sonoma (formerly Villas De Mar)

Location: Fort Worth, TX

Total Investment: $1,000,000

Outstanding Principal (as of 03/31/19): $1,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type:  Joint Venture Equity

Date Added to REIT: 02/28/2018

Asset Management Update: Villas De Sonoma has been off to a slow start since acquisition due to poor tenant quality inherited from the seller and high delinquencies; however, the property made up considerable ground on physical occupancy through Q1 2019. It closed the quarter at 80% occupancy, a 4% increase over the previous quarter’s close. Some of the rental revenue growth has not been fully realized as concessions and a post-holiday delinquency spike capped the full realization. Other income grew due to higher transaction volume and higher utility-bill back absorption. This allowed for 0.5% growth of total revenue quarter over quarter.

Total expenses were generally well contained as the property kept turnover tight through a 78% renewal ratio.

A total of 46 upgraded units have been brought online, of which 15 were only moderately upgraded. The moderately upgraded units allow the property to bring more units online at a more accessible rate and have proven helpful in achieving physical occupancy gains.

Net operating income expanded by 29.5% from previous quarter, carried mostly by operating expense reductions; despite this growth, the property remains below target levels.

In Q1 2019, Villas de Sonoma completed BBQ grills, monument signage, retaining wall repairs and exterior paint.

Ashland Apartments

Location: Chicago, IL

Total Investment: $1,440,000

Outstanding Principal (as of 03/31/19): $1,440,000

Purpose of Investment: To substantially enhance the exterior appearance, add new amenities, and implement a new interior upgrade package in order to push rents to market.

Investment Type:  Preferred Equity

Date Added to REIT: 6/22/2018

Asset Management Update: The initial business plan called for all units to be renovated over a 6-month span ending December 2018, during which time the units that were not being renovated would retain their tenants.  After purchasing the property, the borrower realized that they needed to vacate all tenants in the building in order to complete the renovations; thus, revenue in the first year of operation has been minimal.

The borrower experienced a budget overrun and construction delays, and the borrower communicated that all renovations  may be complete by August 2019.  As cash flow during the renovation period was not slated to cover the debt service for the senior loan and our preferred equity investment, MogulREIT II capitalized one year of interest payments which is being held in a reserve account.  This reserve will be depleted in Q2 2019, and the borrower communicated that it intends to pay off the loan at that time.

Avon Place Apartments

Location: Avon, CT

Total Investment:  $2,500,000

Outstanding Principal (as of 03/31/19): $2,500,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type:    Joint Venture Equity

Date Added to REIT: 11/01/2018

Asset Management Update:  During Q1 2019, a renovated model unit was completed, and three additional units are currently under renovation. Renovations are off to a slower start than anticipated due to delays related to finding the appropriate materials, but sourcing efforts are now complete.

Q1 2019 income was 3.3% below proforma.  The negative variance is mostly driven by a higher than underwritten loss to lease.  Avon Place also had limited lease expirations during the winter months, which, while helping to maintain occupancy, made it difficult to increase rents to market on turnover.

Total expenses were 5.5% above proforma, due primarily to higher than budget marketing expenses, repair & maintenance expenses and utilities expenses.  As a result of the negative variances for income and expenses, Net Operating Income, or NOI, for the quarter was reflected a 5.9% negative variance to underwriting.

Regarding common area renovations, new lighting packages have been installed in all of the buildings, lobby area tiles are finished in one of the buildings and in process on the other three buildings, painting bids have been finalized and the carpet has been replaced in the first hallway in one building with the remaining work to being shortly.

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT II.  We have now provided 6 quarters of quarterly distributions, totaling over $595,000.  To date, 1,670 investors have invested $16.46MM into the REIT.  We are also happy to share that over 73% of investors have enrolled in the distribution reinvestment plan, allowing for their distributions to compound over time.

Regarding the makeup of the portfolio, MogulREIT II currently has seven investments spread across seven markets.  We’re proud to have constructed a diversified portfolio for investors to get broader exposure to the commercial real estate market with a single investment into the REIT.

MACRO OVERVIEW

Most economic indicators are positive, and the consensus appears to suggest that there is more economic expansion in the US.  We are, however, aware that there are multiple global risks that may disrupt growth, including a potential trade war, increasing domestic political tension and civil unrest abroad, among others.  We are watching these risks closely and including a potential event in our strategic thinking.

GDP GROWTH

Though we believe the U.S. economy is in the late stages of recovery, we continue to believe that there may be moderated economic expansion.  According to the ULI real estate economic forecast, a survey of leading real estate economists, GDP growth is forecast at 2.3% in 2019 and 1.8% in 2020.  The first quarter of 2019 has already substantially beat that forecast with a 3.2% increase in GDP.  2018 ended with real GDP growth of 2.2%.

MARKET UPDATES (CONT.)

EMPLOYMENT AND WAGE GROWTH

Unemployment continues to drop, with unemployment rates at their lowest levels in over two decades, at 3.6%.  We believe this is one of the most important macroeconomic factors for real estate and one of the foundations of our cautiously optimistic near-term outlook.  In addition to continued reduction in unemployment, real average hourly earnings increased 1.3%, seasonally adjusted from March 2018 to March 2019, an indicator that consumers are starting to capture the benefit of the growing economy.

MARKET UPDATES (CONT.)

IMPACT OF MONETARY POLICY

While GDP growth, a decline in unemployment and wage growth are all indicators of a strong and thriving economy, and we in the United States may consider ourselves fortunate compared to many economies around the world that are suffering from severe economic issues, the monetary policy from the federal reserve has been tempering even further economic success.  Starting in December 2015, the Fed has been raising interest rates and expects to gradually raise rates further. The Fed raised rates once in 2016, three times in 2017, and four times in 2018, by 0.25 percentage points each time. However, considering increased economic uncertainty and financial volatility, the Fed announced in January 2019 that it would be “patient” before raising rates again, holding the Federal Funds Rate at 2.5% as of March 30, 2019.

Despite a rising interest rate environment since 2015, interest rates remain at relatively low rates compared to the last 40 years.  As it relates to MogulREIT II, because we use leverage to acquire and fund renovations, we believe these historically low interest rates remain a driver for continuing to invest in multifamily real estate and building a portfolio for the long term.

MARKET UPDATES (CONT.)

MULTIFAMILY FUNDAMENTALS

We continue to believe in the macroeconomic fundamentals that highlight the benefits of multifamily investing.  Demand for multifamily is outpacing supply and aging baby boomers and the large millennial generation are fueling that demand.  According to a new study commissioned by the National Apartment Association (NAA) and National Multifamily Housing Council (NMHC) and conducted by Hoyt Advisory Services (HAS), it has been predicted that America needs 4.6 million of additional multifamily units by 2030 just to meet demand.  This equates to average completions of 328,000 per year while completions over the past 6 years have averaged just 243,000 per year.  We believe this delta represents an opportunity to buy existing assets and look to increase rental revenue over time as markets become more supply constrained.

According to the ULI Real Estate Economic Forecast, a survey of leading real estate economists, even with continued construction activity over the past decade, the apartment sector has continued to perform very well, with vacancy rates decreasing steadily from 7.0% in 2009 to 4.5% in 2018.  Vacancy rates are expected to increase slightly each year of the forecast period, to 4.6% in 2019, 4.8% in 2020 and 4.9% in 2021, all still below the long-term average.  Rental growth is also expected to stay above 2% in 2019, 2020 and 2021 according to the study.

MARKET UPDATES (CONT.)

INVESTMENT STRATEGY

Since inception in MogulREIT II, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to shareholders.  This strategy is not changing.  To date, the majority of our investments have been in value-add multifamily apartment buildings and our business plan is to continue to invest in this asset class pursuant to our investment guidelines as shared in the formal offering circular.  We appreciate your patience as this strategy plays out.

When you acquire value-add transactions, it can take some time to realize that value and we are seeing this with several of our assets.  While Clover at Park Lane is nearing final renovations and currently exceeding budgeted NOI, we have other assets like Avon Place Apartments, Villas de Toscana and Villas De Sol that are in the midst of their renovation plans.  We have not declared the Net Asset Value, or NAV, for the REIT yet, but we do expect it to fluctuate as certain assets reach stabilization and other assets are in the midst of their value-add plans – investing in MogulREIT II is intended to be a long-term investment.  Keep in mind as well that when we first acquire an asset, NAV may decrease due to the closing costs and expenses associated with the acquisition.  This is because at day zero, we have spent more money on the acquisition and expenses then the underlying value of the property.

We remain excited about value-add multifamily investing and believe that it may provide a good risk adjusted return in today’s market.  We seek to mitigate risk by keeping cash flow at the properties while we are engaged in renovations, and we are proud of the work completed to date.

While we believe that the risk adjusted returns in multifamily continue to meet our business strategy, and we have a lot of confidence in this market long term due to the supply and demand fundamentals for apartment living in the United States, we do have some concern about cap rates in today’s market.  We are nearing historical lows for cap rates in certain markets for multifamily, and we are monitoring this metric closely.  We are particularly interested in investing in markets where occupancy levels remained high during the 2008 recession.

In the context of risk mitigation, we also spend time thinking about and planning for a market correction.  Even though many fundamentals are strong, we do have an inverted yield curve which has historically been a predictor of an impending market correction and the current length of this recovery is longer than historical recoveries.  We want to be prepared and we want to be in a position to hold on to real estate assets through the cycle.

Thank you for your continued support of MogulREIT II and we look forward to continuing to meet your expectations and being a long-term investment partner.

DISTRIBUTION SUMMARY

NET ASSET VALUE (NAV)

Our board of directors has decided to begin valuation of NAV for the first time at a date no later than October 1, 2019.

The purchase price will remain at $10.00 per share until a change in valuation of NAV per share takes place, at which time it will be the greater of (i) $10.00 per share or (ii) the current NAV. Investors will pay the most recent publicly announced offering price as of the date of their subscription.

NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding.

Copyright © 2019 RM Adviser, LLC, All rights reserved.

Previous Updates

Please follow the below links to access descriptions of other investments in prior quarters.

Q4 2018 Shareholder Letter
Q3 2018 Shareholder Letter
Q2 2018 Shareholder Letter
Q1 2018 Shareholder Letter
Q4 2017 Shareholder Letter
Q3 2017 Shareholder Letter

We remain excited about all that 2019 has in store for MogulREIT II and our investors. We continue to expand our real estate, technology and investor relations teams and look forward to bringing even more exclusive, highly vetted deals to our clients. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

We are excited by the investment opportunities MogulREIT II offers and we appreciate your continued support. As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, MogulREIT II, Inc.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President and Secretary

Date:	May 20, 2019